50 2/23/05

05036320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 50824

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aprilante & Bomba, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street - 7th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bomba 212-514-5399
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates
(Name — *if individual, state last, first, middle name*)

143 Weston Road (Address) Weston (City) CT (State) (Zip Code)

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 17 2005
WASH. D.C. 152

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Bomba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aprilante & Bomba, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

LINDA GELZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APRILANTE & BOMBA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Aprilante & Bomba, Inc.

We have audited the accompanying statement of financial condition of Aprilante & Bomba, Inc. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aprilante & Bomba, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 1, 2005

APRILANTE & BOMBA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 64,560
Receivable from brokers and dealers	241,391
Memberships in exchanges:	
Contributed for the use of the Company, at market value	1,050,000
Other assets	33,463
TOTAL ASSETS	$1,389,414

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Exchange memberships - contributed for the use of the Company, at market value	$1,050,000
Loans payable to shareholders	23,698
Accrued expenses and other liabilities	65,716
TOTAL LIABILITIES	1,139,414
SHAREHOLDERS' EQUITY	
Common stock, no par value, authorized 200 shares; issued and outstanding 100 shares	10,000
Paid in Capital	240,000
Retained earnings	-
TOTAL SHAREHOLDERS' EQUITY	250,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,389,414

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Aprilante & Bomba, Inc. (the Company) is registered as a broker with the Securities and Exchange Commission. In this capacity, it conducts business as a broker on the floor of the New York Stock Exchange. Execution of transactions for member and non- member organizations by means of a direct phone access system can also be conducted by the Company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amount recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2004, the receivable from brokers and dealers reflected on the statement of financial condition included $101,391 due from this clearing broker, which was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a settlement date basis.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents. Financing with the clearing broker is classified as operating activities since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates.

3. SEAT LEASE EXPENSE

The Company leases a seat on the floor of the New York Stock Exchange. The lease agreement expires June 5, 2005. Future minimum lease payments pertaining to this agreement amount to $77,500 for the year ending December 31, 2005.

In addition, the Company leased two seats from its shareholders in 2004 and currently leases one seat from its shareholders. The financial statements contain charges of $183,330 relating to this arrangement.

4. PENSION EXPENSE

The Company has an employee non-contributory pension plan with a December 31 year-end. Employer contributions are at the discretion of the trustee of the plan. No employer contributions were made for the plan year ending December 31, 2004.

5. PROVISION FOR INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. COMMITMENT

The Company leases office space on a month-to-month basis. The lease provides for fixed annual rent, which includes an electricity factor, of $39,005 for the year ended December 31, 2005 and thereafter.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $215,707, which exceeded the minimum requirement of $5,961 by $209,746. The Company's The Company's ratio of aggregate indebtedness to net capital ratio was .41 to 1.